July 3, 2012

VIA EDGAR AND OVERNIGHT COURIER

Mr. Tom Kluck

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Empire State Realty Trust, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed May 8, 2012
File No. 333-179486
Amendment No. 1 to Registration Statement on Form S-11
Filed May 8, 2012
File No. 333-179485

Dear Mr. Kluck:

On behalf of Empire State Realty Trust, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 2 (“Form S-4 Amendment No. 2”) to the Company’s Registration Statement on Form S-4 (File No. 333-179486) (the “Form S-4 Registration Statement”), Amendment No. 2 (“Form S-11 Amendment No. 2”) to the Company’s Registration Statement on Form S-11 (File No. 333-179485) (the “Form S-11 Registration Statement”) and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 8, 2012.

For convenience of reference, each Staff comment contained in your June 8, 2012 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

We have provided to you five courtesy copies of each of the Form S-4 Amendment No. 2 and the Form S-11 Amendment No. 2, filed by the Company on the date hereof, and five copies of the Form S-4 Amendment No. 2 which are marked to reflect changes made to the Form S-4 Registration Statement or Form S-11 Registration Statement, as applicable, filed with the Commission on May 8, 2012 (the “Marked Copies”). The changes reflected in the Form S-4 Amendment No. 2 and the Form S-11 Amendment No. 2 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Form S-4 Registration Statement or the Form S-11 Registration Statement, as applicable. All page references in our responses are to the pages of the Marked Copies. Capitalized terms used and not otherwise defined in this response letter that are defined in the Form S-4 Registration Statement or the Form S-11 Registration Statement shall have the meanings set forth in the Form S-4 Registration Statement or the Form S-11 Registration Statement, as applicable. Please note that references to “we,” “our” and “us” refer to the Company or the supervisor, as applicable.

General

1.	The comments and page references below refer to the Form S-4 as filed on May 8, 2012. To the extent the comments are also applicable to disclosure in the Form S-11, please revise the Form S-11 accordingly. We may have further comments on the Form S-11.

We acknowledge the above comment.

2.	We note your response to comment 2 of our letter dated March 14, 2012. Each presentation, discussion, report, opinion or appraisal of or with an outside party, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 911 of Regulation S-K. This requirement applies to both preliminary and final reports. Please revise your proxy statement to summarize any and all presentations, discussions, reports, opinions or appraisals made by any such outside party, including the Project Legacy Fairness Analysis, the preliminary draft thereof, and the appraisals relating to the private entities, and file any written materials as exhibits to the registration statement pursuant to Item 911. Please also include, as requested in prior comment 94, the statement required by Item 911(a)(3) of Regulation S-K.

We advise the Staff that we are filing as an exhibit to the Form S-4 Registration Statement the “Fairness Analysis” prepared by the independent valuer. The Fairness Analysis is a report prepared by the independent valuer which incorporates all of the independent valuer’s analysis relating to the valuation of the subject LLCs, the private entities and the management companies that was provided to the supervisor. This report represents the final work product of the independent valuer and incorporates and subsumes the schedules and work papers previously provided by the independent valuer and sent to the supervisor for review on October 5, 2011 (the “October 2011 Schedules and Work Papers”). This final report is the only version of the valuation on which the supervisor relied in connection with the preliminary valuation of the subject LLCs, the private entities and the management companies in connection with the solicitation of the private entities. For the reasons set forth below, we do not believe that the October 2011 Schedules and Work Papers, which were provided to the supervisor for the purpose of obtaining feedback and verifying the facts and inputs, is a report within the meaning of Item 911 of Regulation S-K. Furthermore, these schedules and work papers were neither relied on by the supervisor nor material to the transaction.

The October 2011 Schedules and Work Papers were submitted in periodic increments (as opposed to the complete report) to the supervisor in the form of spreadsheets for its review and were not presented as a work product to be considered or relied on by the supervisor in connection with its review of the proposed consolidation. Instead, they were presented by the independent valuer and treated by the supervisor as work papers to be reviewed for purposes of determining their accuracy. A primary purpose of these submissions was to allow the supervisor to fact-check and confirm the underlying assumptions relating to the portfolio and provide appropriate information and input to the independent valuer. The October 2011 Schedules and Work Papers were reviewed and factual changes were discussed, resulting in revisions to the spreadsheets presented by the independent valuer. Except with respect to the change from the discounted cash flow analysis discussed below, we believe that these changes were not material changes to the independent valuer’s analysis.

The analysis by the independent valuer in the October 2011 Schedules and Work Papers used a discounted cash flow method of valuing the residual interest in the properties owned by the subject LLCs. As described under the heading “Reports, Opinions and Appraisals – Appraisal – Supervisor’s Reasons for Representation as to 50/50 Allocation” on page 207 of the Form S-4 prospectus, this analysis was changed based on representations by the supervisor to the independent valuer. The last version of the independent valuer’s analysis that used the discounted cash flow approach for valuing the residual was provided by the independent valuer to the supervisor in the October 2011 Schedules and Work Papers. The October 2011 Schedules and Work Papers was based upon preliminary information and changes were made subsequent to the date of such materials in the information included in the projections before the final preliminary valuation that is incorporated in the Fairness Analysis was delivered to the supervisor. For example, the October 2011 Schedules and Work Papers did not reflect cash on reserve for future capital improvements of the Empire State Building reflected in the Fairness Analysis, the effect of which was to decrease the difference between the values in the October 2011 Schedules and Work Papers and the values shown in the Form S-4 prospectus). Accordingly, we believe that filing the October 2011 Schedules and Work Papers would not provide a useful comparison to participants because it was only a working draft and was not prepared on the basis of the most updated information and inputs from the supervisor.

In June 2012, the supervisor requested the independent valuer provide an analysis for illustrative purposes of what the exchange value would have been if the valuation using the discounted cash flow methodology were prepared using the same updated projections that were used to prepare the Fairness Analysis to show participants the effect of the application of the discounted cash flow method for valuing the residual interest in the properties owned by the subject LLCs. A summary of the comparison is included under the heading “Reports, Opinions and Appraisals – Appraisal – Supervisor’s Reasons for Representation as to 50/50 Allocation” on page 210 of the Form S-4 prospectus, and the report of the independent valuer as to this analysis will be filed as an exhibit to the Form S-4 Registration Statement. We respectfully submit that since this analysis is included in the S-4 as noted above and is being submitted, no purpose would be served by filing the October 2011 Schedules and Work Papers. We advise the Staff that the difference between the exchange values of Empire State Building Associates L.L.C. and Empire State Building Company calculated using this analysis as shown under “Reports, Opinions and Appraisals – Appraisal – Supervisor’s Reasons for Representation as to 50/50 Allocation” on page 207 of the Form S-4 prospectus is approximately $98 million, which is greater than the difference between their preliminary exchange values included in the Form S-4 prospectus and their exchange values based on October 2011 Schedules and Work Papers.

We also advise the Staff that we have included in the Form S-4 prospectus under “Reports, Opinions and Appraisals,” on page 222, the statement required by Item 911(a)(3) of Regulation S-K.

We do not believe that the preliminary draft valuation, which was provided to the supervisor as spreadsheets for the purpose of obtaining feedback and verifying the facts and inputs, should be considered a report within the meaning of this rule. The spreadsheets were provided not as a means of reporting information but rather as a data collection tool, were not relied on by the supervisor or material to the transaction. For the foregoing reasons, we do not believe any of the draft valuations provided by the independent valuer are separate reports required to be filed as exhibits to the Form S-4 Registration Statement under Item 911 of Regulation S-K.

3.	We note your response to comment 4 of our letter dated March 14, 2012. Please note that we are reviewing your response in regards to the third-party portfolio proposal complying with Section 14(a) of the Exchange Act, including any potential implications of the proposal under Rule 13e-3, and may have further comments.

We acknowledge the above comment and the advice of the Staff in the telephone call concerning this comment. We are reviewing the position expressed by the Staff and will contact the Staff to request a meeting to discuss the comment. Pending resolution of this comment, we have left the disclosure as to the third-party portfolio transaction unchanged.

4.	We note your response to comment 7 of our letter dated March 14, 2012 and the disclosure you have included in the notice section of the disclosure document. Please prominently disclose, where you discuss the calculation of the exchange value, that the participants’ ownership interests in the company will be calculated with reference to the company’s enterprise value subsequent to the consolidation but prior to the IPO.

The disclosure under the heading “Questions and Answers about the Consolidation – How was the value of my participation interest determined?” on page 6 of the Form S-4 prospectus and the disclosures in footnote (5) to the chart under “Summary – Allocation of Consideration in the Consolidation,” under the heading “Exchange Value and Allocation of Operating Partnership Units and Common Stock – Allocation of Common Stock and Operating Partnership Units” and footnote (5) to the chart under the heading “Exchange Value and Allocation of Operating Partnership Units and Common Stock – Estimated Exchange Value of Common Stock” on pages 73, 229 and 244, respectively, of the Form S-4 prospectus, have been revised to clarify that the number of shares of Class A common stock, shares of Class B common stock and operating partnership units issued in the consolidation will be determined based on the Company’s enterprise value (which is determined based on the IPO price) without giving effect to the shares issued in the IPO. We believe that such disclosure is a clearer way of describing that the enterprise value is based on the IPO price immediately subsequent to the consolidation but prior to the IPO.

5.	We note your response to comment 8 of our letter dated March 14, 2012. Please clearly state who is making the solicitation, including all participants under

Instruction 3 to Item 4 of Schedule 14A, the methods to be employed in soliciting consents, and the anticipated cost thereof. See Item 18(a)(4) of Form S-4 and Item 4 of Schedule 14A.

The disclosure under the heading “Voting Procedures for the Consolidation Proposal and the Third-Party Portfolio Proposal – Required Vote for the Consolidation Proposal and the Third-Party Portfolio Proposal and Other Conditions” on page 282 of the Form S-4 prospectus has been revised to include the requested disclosure.

6.	We note your response to comment 10 of our letter dated March 14, 2012. Your analysis does not address the differing consideration being received by affiliates who may be deemed to be engaged in a Rule 13e-3 transaction. Refer to Question 9 of SEC Release No. 34-17719 (April 13, 1981) for guidance. Please provide this analysis, making sure to consider affiliations with the Helmsley estate, or file a Schedule 13E-3 with respect to each subject LLC.

Please note that the terms of the consolidation have now been modified so that participants will have the option to receive operating partnership units or Class A common stock, both of which will be listed on a national securities exchange, or, to a limited extent, Class B common stock (which will not be listed on a national securities exchange).

Under Rule 13e-3(g)(2), Rule 13e-3 does not apply to any Rule 13e-3 transaction in which the security holders are offered or receive only an equity security provided, that:

(i) such equity security has substantially the same rights as the equity security which is the subject of the Rule 13e-3 transaction including, but not limited to, voting, dividends, redemption and liquidation rights except that this requirement shall be deemed to be satisfied if unaffiliated security holders are offered common stock (emphasis added);

(ii) such equity security is registered pursuant to Section 12 of the Act or reports are required to be filed by the issuer thereof pursuant to Section 15(d) of the Act; and

(iii) if the security which is the subject of the Rule 13e-3 transaction was either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association, such equity security is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association.”

We believe that the conditions of Rule 13e-3(g)(2) are met in connection with the current transaction. Each participant still has the right to receive Class A common stock, and, additionally, if a participant elects to receive operating partnership units, the participant has the option to elect to receive Class B common stock in lieu of up to 2% of his or her operating partnership units, which would provide a participant with substantially the same economic and voting rights as if such participant received Class A common stock.

This analysis is not affected by consideration received by affiliates who may be deemed to be engaged in a Rule 13e-3 transaction, as discussed in Question 9 of SEC Release No. 34-17719 (April 13, 1981). All participants in the subject LLCs, including the Helmsley estate, are receiving the same consideration for their participation interests in the subject LLCs. Accordingly, no affiliate is receiving different consideration for its interest in the subject LLCs. The cash that the Helmsley estate is receiving is in respect of its interests in the private entities, not the subject LLCs. Further, the Helmsley estate owns a very small interest in each of the subject LLCs (less than 1%) and is not an affiliate of any of the subject LLCs.

7.	We note the response to comment 12 of our letter dated March 14, 2012. Please advise how the agents determined that the subject LLCs could be converted from partnerships to limited liability companies without the consent of the participants. We note in particular Section 4 of the participating agreements. Similarly, please address how the agents were able to adopt the first amendment to the LLC agreement.

We supplementally advise the Staff that the supervisor and the agents determined at the time of the conversion of each of the three subject LLCs to limited liability companies that no consent of the participants was necessary for the action. For each of 60 East 42nd Street Associates L.L.C. and 250 West 57th Street Associates L.L.C., there was no contractual requirement under the participating agreements for consent of participants to any action of the agents that was even potentially applicable, and, therefore, the agents had the authority to act without participant consent. With respect to Empire State Building Associates L.L.C., the participating agreements require consent of the participants for converting the partnership into a REIT, corporation or any other form of ownership. The supervisor and agents determined at the time that consent of the participants was not required under this provision because (i) Section 1007(a) of the New York Limited Liability Company Law provides that the post-conversion limited liability company is deemed to be the same entity as the pre-conversion partnership and (ii) unlike the specific examples in the participation agreement (i.e. conversion to a REIT or a corporation), the conversion was to a limited liability company, which was a form not available at the time of formation of the entities, and which does not affect the tax treatment or rights of the participants. The conversion to a limited liability company was disclosed to the participants at the time it was effected more than ten years ago. We do not believe that such conversion is material in any way to the consolidation.

Amendment No. 1 was adopted by the agents under their authority as members of the subject LLCs. The agents, as members of the limited liability company, have the authority to amend the limited liability company agreement without the consent of the participants (and would have had the same authority if the LLC were a general partnership). The agents have the authority to take all actions as members, except to the extent of specified actions for which they are required to obtain the consent of the participants under the participating agreements. The participating agreements did not, and do not, other than as described above, require that the agents receive consent from the participants to amend the limited liability agreement.

8.	Please disclose whether or not the supervisor has discretion to not consummate either transaction (i.e., the consolidation or the third-party portfolio transaction) even after super-majority approval has been obtained for either or both transactions and dissenting participants may have been bought out.

The disclosure under the heading “Summary – Voting Procedures for the Consolidation Proposal and the Third-Party Portfolio Proposal” on page 75 of the Form S-4 prospectus and under the heading “Voting Procedures for the Consolidation Proposal and the Third-Party Portfolio Proposal – Required Vote for the Consolidation Proposal and the Third-Party Portfolio Proposal and Other Conditions” on page 283 of the Form S-4 prospectus have been revised to disclose that the supervisor and the agents have the discretion to determine not to consummate either the consolidation or the third-party portfolio transaction even after supermajority approval has been obtained and dissenting participants have been bought out.

9.	Please disclose whether there are any restrictions under state law with respect to counting votes of the Malkin family toward the super-majority, since they are interested parties.

We supplementally advise the Staff that there are no restrictions under either the New York Limited Liability Company Law or the New York Partnership Law with respect to counting votes of the Malkin Family, as interested parties, toward the supermajority. Accordingly, we do not believe any additional disclosure is required.

10.	Please revise the Q & A and/or the summary to include a discussion of the combined effect on the net value of a participant’s investment of the immediate dilution caused by the override interests and the individual tax implications.

We respectfully advise the Staff that we do not believe that the requested Q & A is necessary. As described in the response to comment 6, the Form S-4 prospectus has been revised to reflect a change to the consideration being offered, which is that participants in the subject LLCs will now have the option to receive operating partnership units in the Company’s operating partnership in a tax-deferred transaction. Regardless of whether the payment of taxes would be considered to dilute a participant’s net value, we believe that such disclosure is not necessary because all participants in the subject LLCs may receive consideration without paying taxes at the time the transaction is closed.

We do not believe that disclosure that the override interests dilute participants in the subject LLCs is necessary in the Q & A. The override interests represent contractual rights for the supervisor to receive a percentage of capital proceeds and apply to all distributions of capital proceeds, not just the consolidation. Distributions on account of the override interests also reduce annual distributions (in percentages of 6%, 10% and 10%, respectively, for Empire State Building Associates L.L.C., 60 East 42nd St. Associates,

L.L.C. and 250 West 57th St. Associates L.L.C., as described in the footnotes to the charts under the headings “Summary – The Consolidation” on pages 51, 52 and 53 and “The Consolidation – Principal Components of the Consolidation – Pre- and Post-Consolidation Structure,” on pages 177, 178 and 179 of the Form S-4 prospectus). Accordingly, the override interests do not “dilute” the participants’ distributive interest in the Company since the override interests are taken into account in determining a participant’s distribution interest. Furthermore, in the tables showing the consideration participants will receive in the consolidation (including the table under the heading “Summary – Allocation of Consideration in the Consolidation” on page 69 of the Form S-4 prospectus), the impact of the override interests is addressed.

11.	We note your disclosure throughout the prospectus that participants in the subject LLCs may elect to receive cash in lieu of a portion of the Class A common stock. We also note that the price per share will equal the IPO price and be reduced by the underwriting discount per share paid in the IPO. Where appropriate, please disclose the range of the underwriting discount.

As discussed with the Staff, there is no need to disclose the range of underwriting discounts, because, as part of the change in the consideration being offered to permit participants to receive operating partnership units described in response to comment 6, the cash election has been eliminated.

12.	Please include updated financial statements in your next amendment.

Updated financial statements have been included in each of the Form S-4 Amendment No. 2 and the Form S-11 Amendment No. 2.

Cover Page

13.	We note your response to comment 55 of our letter dated March 14, 2012, as well as your added cover page disclosure. Please revise to include that an investor’s interest may, in some cases, be subject to the buyout provision if the investor votes “no.” Also provide a cross reference to the more detailed disclosure on this point. In addition, please prominently disclose to the effect that an investor will not lose his or her interest merely by voting “no.”

The added cover page disclosure has been further revised as requested.

Questions and Answers about the Consolidation, page 1

14.	Please revise to include a Q & A following the first Q & A (about what participants are being asked to approve) that provides simple, summary disclosure of the benefits to be received by the Malkins versus other investors with respect to securities, cash, taxes, and any other consideration.

Because of the change in the consideration being offered to participants described in response to comment 10, participants in the subject LLCs will have the option to receive the same forms of securities with the same tax treatment as the Malkin Family. As a result, we believe a Q & A showing the different forms of consideration is no longer needed.

15.	Please revise to include a Q & A to discuss the process by which participants may change their vote. Please include disclosure about how and when notice will be given to each participant if and when the requisite supermajority consent has been obtained. Please also provide clear instructions as to how a participant may change his or her vote and disclose whether the participant will receive confirmation that a vote has been successfully changed. Please include an example that clearly illustrates the timeline for this entire process.

A Q & A has been included under the heading “Questions and Answers about the Consolidation – What is the process by which I may change my vote on the consolidation proposal or the third-party portfolio proposal?” on page 13 of the Form S-4 prospectus as requested.

Why is the company entering into the IPO? page 2

16.	We note your response to comment 25 of our letter dated March 14, 2012, as well as your related revised disclosure beginning on page 2. To the extent practicable, please quantify the net proceeds to be used for the disclosed purposes, particularly with respect to part (v).

The disclosure under the heading “Questions and Answers about the Consolidation – Why is the company entering into the IPO?” on page 3 of the Form S-4 prospectus has been revised to include the estimated amounts for the purposes listed in (i) to (v), with blanks for information that cannot be determined at this time but will be included in a subsequent amendment. Please note that such information is based on assumptions as to the size of the IPO and will be included in a subsequent amendment based on the assumed size of the IPO and net proceeds which will be included in the pro forma financial statements.

What are the conditions for the consolidation to close? page 4

17.	We note your disclosure that to consummate the consolidation, there must be the participation of Empire State Building Associates L.L.C. and Empire State Building Company L.L.C., the private entity which owns an interest in the Empire State Building. Please explain in greater detail their “participation.” Also it is unclear of the interest owned in the Empire State Building by ESBC. Please revise.

The disclosures under the heading “Questions and Answers about the Consolidation – What are the conditions for the consolidation to close?” on page 5 of the Form S-4 prospectus, as well as under the headings “Summary – Risk Factors – The Consolidation or a Third-

Party Portfolio Transaction,” “ – The Consolidation – Principal Components of the Consolidation,” the risk factor under the heading beginning “At the time participants vote on the consolidation proposal, there will be uncertainties as to the size, makeup and leverage of the company … ,” “The Consolidation – Principal Components of the Consolidation,” and “ – Conditions to the Consolidation,” on pages 38, 47, 92, 172, and 187, respectively, of the Form S-4 prospectus have been revised as requested, and we have clarified the reference to the interest of Empire State Building Company L.L.C. (“ESBC”) in the Empire State Building to state that it is its interest as operating lessee.

What will I be entitled to receive if I vote “FOR” the consolidation and either proposal is approved by my subject LLC? page 4

18.	Please revise to disclose the percentage of the total exchange value and the percentage of total shares allocated to each of the subject LLCs. Also include a cross reference to the Allocation of Consideration in the Consolidation section and related table on page 63.

The disclosure under the heading “Questions and Answers about the Consolidation – What will I be entitled to receive if I vote “FOR” the consolidation and the consolidation is approved by my subject LLC?” on page 5 of the Form S-4 prospectus has been revised as requested.

What will I be entitled to receive if I don’t vote “FOR” the third-party portfolio proposal…, page 7

19.

Please revise the disclosure to better illustrate the potential outcomes, based on a participant’s individual vote, versus the overall vote. For example, please clearly illustrate when the buyout provision is triggered if a person votes “yes” to one proposal (e.g., the consolidation) but “no” to the other (e.g., the third party portfolio proposal). Also, please begin this added disclosure with a statement to the effect that the buyout provisions are triggered only if a supermajority consent is received with respect to either or both transactions (whichever is accurate). Lastly, please disclose that 250 West 57th St. Associates is not subject to a buyout provisions.

The disclosure under the heading “Questions and Answers about the Consolidation – When will the buyout provisions be triggered?” on page 10 of the Form S-4 prospectus has been revised as requested.

20.	Please revise the added disclosure in the carryover paragraph at the top of page 8 to clarify that a participant may be subject to a buyout only if the proposal(s) are approved by a supermajority consent. Disclose that, to the extent the required supermajority consent is not received by a subject LLC, participants cannot and will not be subject to a buyout.

In response to the Staff’s comment, the following question has been added under the heading “Questions and Answers about the Consolidation” on page 10 of the Form S-4 prospectus: “When will the buyout proposals be triggered?”

Can I change my vote on the consolidation proposal…? page 10

21.	We note your response to comment 21 of our letter dated March 14, 2012. Please include in this section the number of participation interests outstanding for each subject LLC and each participating group. Also, as requested, please provide a chart for each subject LLC showing complete information required by Item 403 of Regulation S-K, which would include information concerning security ownership of beneficial owners of more than five percent of the subject securities, as well as all holdings of management.

The disclosure under the heading “Questions and Answers about the Consolidation – Can I change my vote on the consolidation proposal or the third-party portfolio proposal after I mail my consent form?” on page 12 of the Form S-4 prospectus has been revised as requested. Additionally, the disclosure in the introductory paragraph to the ownership tables under the headings “The Consolidation – Principal Components of the Consolidation – Pre- and Post-Consolidation Structure,” beginning on page 184 of the Form S-4 prospectus, has been revised to make it clear that at March 31, 2012, no person owned of record or was known by the subject LLCs, as applicable, to own beneficially more than five percent of the participation interests in any of the subject LLCs.

Are there any tax consequences as a result of the consolidation? page 10

22.	Please include a brief discussion of any applicable New York state and New York City taxes.

The disclosures under the heading “Questions and Answers about the Consolidation – Are there any tax consequences as a result of the consolidation?” on page 14 of the Form S-4 prospectus, as well as under the headings “Summary – U.S. Federal Income Tax Considerations of the Consolidation Proposal” on page 77 of the Form S-4 prospectus, “Risk Factors – Risks Related to the Tax Consequences of the Consolidation – A participant that receives common stock in the consolidation may recognize gain or loss for U.S. federal income tax purposes” on page 126 of the Form S-4 prospectus and “U.S. Federal Income Tax Considerations – U.S. Federal Income Tax Consequences of the Consolidation” on page 482 of the Form S-4 prospectus have been revised as requested.

When do you expect the consolidation to be completed? page 11

23.	We note your disclosure that consents must be received by a certain date in 2012 and that the consolidation is required to be completed by December 31, 2014. We also note that during this period, there could be a significant change in the amount of value between the exchange value at the time of the vote and the enterprise value at time of the IPO. Please discuss in an appropriate section of the prospectus, the effect that a significant change in value would have, if any, on the company pursuing the consolidation and the IPO if it has previously received the requisite consents.

The disclosures under the heading “Questions and Answers about the Consolidation – When do you expect the consolidation to be completed?” and under the heading “Summary – Risk Factors – The Consolidation or a Third-Party Portfolio Transaction” on pages 16 and 38, respectively, of the Form S-4 prospectus have been revised as requested, and the disclosure in the “Risk Factors” section under the heading beginning “The method of calculation of the value of your participation interests in the subject LLC (and consequently, the consideration payable to you in the consolidation) will “lock in” the relative value of all of the subject LLCs, the private entities and the management companies …” on page 89 of the Form S-4 prospectus has been expanded to discuss the effect that a significant change in value would have.

Description of the Company and the Subject LLCs, page 14

24.	We have reviewed your response to comment 31 of our letter dated March 14, 2012 and your revised disclosure, which indicates a range of total costs of all program-related projects of approximately $537 million to $587 million. We also note your disclosure in Note 6 to the Consolidated Financial Statements of Empire State Building Company L.L.C. on page F-87, which indicates that the total costs of all projects to maintain and enhance the Empire State Building will be approximately $550 million to $590 million. Please revise your disclosure to reconcile this discrepancy.

The disclosure has been revised under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Empire State Realty Trust – Overview” on page 288 of the Form S-4 prospectus and under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” on page 364 of the Form S-11 prospectus. In addition, appropriate modification to future filings of the Form 10-Q of Empire State Building Associates L.L.C. will be made to reflect these changes.

25.	Please disclose who owns the fee interest in the Empire State Building, as well as the underlying land.

The disclosures under the heading “Summary – Description of the Company and the Subject LLCs – Overview” on page 19 of the Form S-4 prospectus and under the heading “The Company Business and Properties – Overview” on page 365 of the Form S-4 prospectus have been revised as requested to clarify that Empire State Building Associates L.L.C. owns the fee interest in the Empire State Building and the underlying land. Additionally, the disclosures under the heading “Questions and Answers about the Consolidation – What are the conditions for the consolidation to close?” on page 5 of the Form S-4 prospectus, as well as under the headings “Summary – Risk Factors – The Consolidation or a Third-Party Portfolio Transaction,” “ – The Consolidation – Principal Components of the Consolidation,” “ – Conditions to the Consolidation,” the risk factor under the heading beginning “At the time participants vote on the consolidation proposal, there will be uncertainties as to the size, makeup and leverage of the company … ,” “The Consolidation – Principal Components of the Consolidation,” and “ – Conditions to the Consolidation,” “ – Contribution Agreements” on pages 38, 47, 76, 92, 172, 187 and 189, respectively, of the Form S-4 prospectus have been revised as requested.

The Properties, page 20

26.	We note your revised disclosure in response to comment 113 of our letter dated March 14, 2012, as well as your related added disclosure on page 430. Please revise this section to disclose any properties owned by the predecessor companies that are not being contributed or advise us why such disclosure is not necessary. In addition, please explain in this section and on page 430 the reasons for their exclusion.

The Company supplementally advises the Staff that the predecessor does not own any properties that are not being contributed in the consolidation, except for a development parcel that is zoned for residential use that is owned by a private entity wholly owned by the Malkin Family. As currently disclosed under the heading “The Consolidation – Principal Components of the Consolidation – Excluded Properties and Businesses” on page 174 of the Form S-4 prospectus, this development parcel is not being contributed because it is not consistent with the Company’s portfolio geographic or property type composition, management or strategic direction.

Background of and Reasons for the Consolidation, page 22

27.	In the second paragraph, please quantify in percentage terms based on the original investment and disclose the recipient of the “small specified threshold.” Also clarify whether this is the same as the “basic rent” referred to later in the paragraph. Please also revise accordingly the similar disclosure under Expected Distributions and Payments on page 246.

The disclosure under the heading “Summary – Background of and Reasons for the Consolidation – The Subject LLCs, the Private Entities and the Management Companies” on page 27 of the Form S-4 prospectus and the disclosure under the heading “Background of and Reasons for the Consolidation – Background of the Subject LLCs” on page 138 of the Form S-4 prospectus has been revised to specify the amount over which the subject LLC receives 50% of its operating lessee’s net operating profit. We have also included the percentage that this amount represents of the original purchase price of the property. Please note that this is not the same as the “basic rent” referred to later in the paragraph, but an amount to be retained by the operating lessee before calculating net operating profit, in the case of Empire State Building Associates L.L.C., and to be paid by the operating lessee as additional rent in the case of the other subject LLCs. The disclosure under the heading “Comparison of Ownership of Participation Interests, Operating Partnership Units and Shares of Common Stock – Expected Distributions and Payments” on 274 of the Form S-4 prospectus has been revised as requested.

28.	Please revise the second paragraph to disclose that the participants have the right to approve a sale. In light of this, please also revise the “absolute control” language in the last sentence of this paragraph.

The disclosure under “Summary – Background of and Reasons for the Consolidation – The Subject LLCs, the Private Entities and the Management Companies” on page 27 of the Form S-4 prospectus and the disclosure under the heading “Background of and Reasons for the Consolidation – Background of the Subject LLCs” on page 138 of the Form S-4 prospectus has been revised as requested. Please note that in our revised disclosures we referred to the approval of the subject LLCs rather than the participants, because that is what this section is addressing. The need for the subject LLCs to obtain the participants’ consent is addressed under the heading “Summary – Risk Factors – The Consolidation or a Third-Party Portfolio Transaction” on page 42 of the Form S-4 prospectus and under the heading “Comparison of Ownership of Participation Interests, Operating Partnership Units and Shares of Common Stock – Voting Rights” on page 271 of the Form S-4 prospectus.

29.	We note the sentence in the third paragraph that “a subject LLC, as lessor, cannot decide whether to sell the entire property as any property sale not agreed to by the operating lessee necessarily will be subject to the operating lease.” Please revise to clarify whether the operating lessee has a contractual right to approve the sale of the property owned by the subject LLCs.

The disclosure under the heading “Summary – Background of and Reasons for the Consolidation – The Subject LLCs, the Private Entities and the Management Companies” beginning on page 27 of the Form S-4 prospectus and the disclosure under the heading “Background of and Reasons for the Consolidation – Background of the Subject LLCs” on page 138 of the Form S-4 prospectus has been revised as requested.

30.	We note that under the sublease agreement between Empire State Building Associates and Empire State Building Company, it appears that any transfer of ESBC’s interest would require the consent of ESBA. If correct, please revise the disclosure to include this right. Also revise accordingly the disclosure on pages 192-195.

We supplementally advise the Staff that Empire State Building Associates L.L.C.’s consent is required for an assignment of the operating lease unless the assignment is to (i) a corporation authorized to do business in New York; (ii) a partnership which has been formed pursuant to the New York Partnership Law with a principal place of business located and maintained in the County of New York; or (iii) a trustee of a REIT. In view of the breadth of the exceptions, we do not believe any disclosure of the consent right is material.

31.	In the carryover paragraph at the top of page 23, please revise to clarify which services are provided by the supervisor, as opposed to overseeing other entities that actually provide such services. Also, disclose the fee the supervisor receives in exchange for these services.

The disclosure under the heading “Summary – Background of and Reasons for the Consolidation – The Subject LLCs, the Private Entities and the Management Companies” on page 28 of the Form S-4 prospectus and the disclosure under the heading “Background of and Reasons for the Consolidation – Background of the Subject LLCs” on page 139 of the Form S-4 prospectus has been revised as requested.

32.	In the penultimate paragraph on page 23, please revise to disclose the significant actions that require consent of the participants as required by the participating agreements.

The disclosure under the heading “Summary – Background of and Reasons for the Consolidation – The Subject LLCs, the Private Entities and the Management Companies” on pages 28-29 of the Form S-4 prospectus and the disclosure under the heading “Background of and Reasons for the Consolidation – Background of the Subject LLCs” on page 139 of the Form S-4 prospectus have been revised to include a reference to the next paragraph where the principal items on which a participant has consent rights is addressed, and such next paragraph has been revised to include a cross-reference to the section “Comparison of Ownership of Participation Interests, Operating Partnership Units and Shares of Common Stock – Voting Rights,” of the Form S-4 prospectus which contains a detailed list of such significant actions.

33.	We note your response to comment 33 of our letter dated March 14, 2012. Please revise to disclose the impact on the other exchange values if the option properties are included.

The disclosure in footnote (1) to the chart under the heading “Summary – Allocation of Consideration in the Consolidation” and the comparable footnote to the charts under the headings “Exchange Value and Allocation of Operating Partnership Units and Common Stock – Derivation of Exchange Value,” “ – Allocation of Common Stock and Operating Partnership Units among the Subject LLCs, the Private Entities and the Management Companies” “ – Allocation of Common Stock and Operating Partnership Units among the Participants and the Supervisor and the Malkin Holdings Group” and “ – Estimated Exchange Value of Common Stock,” on pages 72, 229, 232, 237 and 243, respectively, of the Form S-4 prospectus have been revised to clarify that if the option properties are included in the consolidation, there would be no impact on the individual exchange values of all the other properties and to include a statement that if the option properties are included, the percentage of the aggregate exchange value of each subject LLC would be calculated based on the aggregate exchange value including the private entities that own the option properties.

34.	We note your disclosure in footnote (1) of the chart on page 24 regarding the participation interests in which Malkin Holdings group controls the vote but does not have an economic interest. In the footnote, please explain these interests in greater detail and advise us of the percentage this represents. Please make this same change to the disclosure on page 128.

We supplementally advise the Staff that such footnote should have been included for only those entities in which the Malkin Holdings group can vote with no economic interests and the charts under “Summary – Background of and Reasons for the Consolidation – The Subject LLCs, the Private Entities and the Management Companies,” on page 29 of the Form S-4 prospectus and the disclosure under “Background of and Reasons for the Consolidation – Background of the Subject LLCs” on page 140 of the Form S-4 prospectus have been revised to include footnote (1) for only such entities. The disclosure in footnotes (1), (3), (4), (5) and (6) on pages 29-30 and 140 of the Form S-4 prospectus has been revised to clarify that in certain entities, a member of the Malkin Holdings group either holds an interest as agent for the benefit of participants and may vote such interest without the consent of the participants or holds a general partnership interest with the right to vote such interest without the consent of the partners or holds an interest as trustee of a trust.

Risk Factors, page 31

35.	We note your revised disclosure in response to comment 36 of our letter dated March 14, 2012. In the first bullet point on page 33, please revise to disclose the “certain executives” who will become officers of the REIT.

The disclosure under the heading “Summary – Risk Factors – The Consolidation or a Third-Party Portfolio Transaction” on page 39 of the Form S-4 prospectus has been revised as requested.

The Consolidation or a Third-Party Portfolio Transaction, page 31

36.	On page 33 you state that the supervisor has served the same role in the past for sales of other properties as its current role. Please clarify the transactions to which you are referring. If you are referring to other elements of the current consolidation, please revise your statement to reflect that. Similar language appears on the top of page 131 and in subparagraph (b) on page 194.

The disclosure under the heading “Summary – Risk Factors – The Consolidation or a Third-Party Portfolio Transaction” on page 40 of the Form S-4 prospectus has been revised as requested. Similar language appearing under the heading “Background of and Reasons for the Consolidation – Investment Objectives of the Subject LLCs” on page 143 of the Form S-4 prospectus and under the heading “Reports, Opinions and Appraisals – Appraisal – Supervisor’s Reasons for Representation as to 50/50 Allocation” on page 211 of the Form S-4 prospectus has been revised accordingly.

Conflicts of Interest and Benefits to the Supervisor and its Affiliates, page 37

37.	We note your response to comment 40 of our letter dated March 14, 2012. Please further clarify in your disclosure how the supervisor determined that the transaction was substantively fair, taking into account the potential impact on the company’s financial position of the tax protection agreement, the option agreements and the indemnification of principals of the supervisor for fraud, misappropriation of funds, intentional breach, etc. See Instruction 3(iii) to Item 910.

The disclosures under the heading “Summary – The Consolidation – Why the Supervisor Believes the Consolidation is Fair to You” and “Recommendation and Fairness Determination – General” on pages 62 and 165-166, respectively, of the Form S-4 prospectus have been revised as requested.

The Consolidation, page 40

38.	We note your added charts beginning on page 48, in response to comments 42 and 105 of our letter dated March 14, 2012. We note your disclosure in footnote (2) on pages 49 and 51 related to the amount of overrides paid to persons other than Malkin Holdings group. Please further clarify who receives the additional override interests and explain why they were granted. Please make similar changes to your chart that begins on page 215.

The disclosures in footnotes (1) and (2), respectively, to the charts under “Summary – The Consolidation” on pages 52 and 53 of the Form S-4 prospectus and under the heading “The Consolidation – Principal Components of the Consolidation – Pre- and Post- Consolidation Structure,” on pages 178 and 179 of the Form S-4 prospectus have been revised as requested. Additionally, similar changes have been made to the table under the heading “Exchange Value and Allocation of Common Stock – Allocation of Common Stock and Operating Partnership Units among the Participants and the Supervisor and the Malkin Holdings Group” beginning on page 237 of the Form S-4 prospectus.

39.	We note your response to comment 44 of our letter dated March 14, 2012, and we reissue our comment. We note that you were able to offer the OPUs and Class B shares to certain investors pursuant to Regulation D. However, please explain why these investors received different securities than participants would in this offering.

As discussed in the response to comment 6, the consideration being offered in the consolidation has been restructured to permit participants in the subject LLCs to receive the same forms of consideration as participants in the private entities.

What You Will Receive if Your Subject LLC is Included in the Consolidation, page 53

40.	We note your added disclosure on page 55. Please discuss the impact on the company if it does not receive the reduced New York City and New York State transfer rate due to the Helmsley estate status as a charitable organization. Please also include a tax opinion pursuant to Item 601(b)(8) of Regulation S-K or advise why such opinion is not required to be filed.

As a result of the issuance of operating partnership units, we do not believe that the Company will be able to qualify for the reduced New York City and New York State transfer rate. The effect of the increased transfer tax will be reflected in the disclosure under the heading “Use of Proceeds” on page 67 of the Form S-11 prospectus and in the pro forma financial statements.

Comparison of Distributions, page 60

41.	We note your response to comment 52 of our letter dated March 14, 2012. The disclosure purports to compare the distributions budgeted to be paid by the public LLCs to the public LLC holders in 2012 (ranging from 1.5% to 6.4%) to the distributions to be paid by the REIT to REIT investors after the IPO (ranging from 2.0% to 4.0%). However, we are concerned that this comparison may be confusing for an LLC investor voting on the transaction as the post-IPO yields disclosed are not the yields that will be paid to the LLC investor based on their original investment, but are yields that will be earned by a post-IPO investor assuming their purchase price is the same as the market price at the time of the future distribution. If you wish to provide a comparison of distributions to LLC investors in the Form S-4, please revise to reflect the yield an LLC investor should expect to receive post-IPO based on their original investment. Please disclose the basis for any such distribution estimate. With respect to both the Form S-4 and Form S-11, if you wish to disclose that you intend to pay a 2-4% estimated dividend, please provide quantitative support for your belief that the REIT will have cash available for distribution for the year following the IPO sufficient to fund the distribution.

In response to the Staff’s comment, the disclosure under the heading “Background of and Reasons for the Consolidation – Comparison of Distributions by the Subject LLCs and the Company” on page 160 of the Form S-4 prospectus has been revised to reflect the Company’s estimated initial cash available for distribution to a hypothetical investor with a $1,000 original investment for each of the subject LLCs, and the outline of the tabular format by which the Company’s quantitative support for this estimated cash available for distribution will be disclosed. With respect to the data to be included in the table, such information is based on assumptions as to the size of the IPO and will be included in a subsequent amendment, based on the assumed size of the IPO and net proceeds, which will be included in the pro forma financial statements.

42.	Your heading indicates that you will provide a comparison of current distributions to participants in the LLCs, versus projected distributions to shareholders of the new company. We note that the dividend yields in the charts on pages 60 and 147 represent budgeted distributions to participants in the subject LLCs. We also note your disclosure in the prospectus supplements regarding historical dividends. Please revise this section to disclose the historical distributions to participants in the LLCs or provide a cross-reference to the relevant disclosure in the supplements.

The table under the heading “Background of and Reasons for the Consolidation – Comparison of Distributions by the Subject LLCs and the Company” on page 160 of the Form S-4 prospectus has been revised to disclose the historic five-year distributions, which was included under the heading “Fairness of the Consolidation – Comparison of Distributions” in the supplement for each subject LLC.

43.	Please explain in greater detail how you arrived at the budgeted distribution amounts in the chart on page 60 and what these amounts represent.

We have deleted budgeted distributions from the tables under the heading “Summary – The Consolidation – Comparison of Distributions” on page 66 of the Form S-4 prospectus and under the heading “Background of and Reasons for the Consolidation – Comparison of Distributions by the Subject LLCs and the Company” on page 160 of the Form S-4 prospectus. Instead, we have included the five-year average distributions. We determined that the five-year average, together with the more detailed table showing historic five-year distributions under the heading “Background of and Reasons for the Consolidation – Comparison of Distributions by the Subject LLCs and the Company” on page 160 of the Form S-4 prospectus, provides a better basis for comparison of distributions than the budgeted distribution.

Voting Procedures for the Consolidation Proposal and the Third-Party Portfolio Proposal, page 68

44.	We note your added disclosure in response to comment 55 of our letter dated March 14, 2012. Please disclose your authority for buying out a participant who does not vote in favor of either the consolidation or third-party portfolio transaction proposal if either or neither transaction is consummated.

The disclosure has been revised under the heading “Summary – Voting Procedures for the Consolidation Proposal and the Third-Party Portfolio Proposal” on page 75 of the Form S-4 prospectus and under the heading “Voting Procedures for the Consolidation Proposal and the Third-Party Portfolio Proposal – Required Vote for the Consolidation Proposal and the Third-Party Portfolio Proposal and Other Conditions” on page 283 of the Form S-4 prospectus to state that the buyouts are contractual provisions included in the original participating agreements and to address their applicability even if either or neither transaction is consummated. We supplementally advise the Staff that because the buyouts are contractual provisions included in the participating agreements of Empire State Building Associates L.L.C. and 60 East 42nd St. Associates L.L.C., and because there are no restrictions under the New York Partnership Law with respect to such a buyout, each participant in such subject LLCs is subject to the buyout provision.

No Right to Independent Appraisal, page 70

45.	Please clarify your disclosure as to why participants who do not consent to the transaction will not have appraisal rights under the New York Limited Liability Company Law. Section 1002(e) of that act appears to provide for a right of appraisal in circumstances such as the consolidation, and the agents appear to be holding their membership interests in the subject LLCs as fiduciaries on behalf of the participants. Disclose any relevant case law that supports the position you are taking. If state law is unclear on this issue, please so state. See Item 18(a)(3) of Form S-4 and Item 3 of Schedule 14A.

We supplementally advise the Staff that the appraisal right under Section 1002(e) of the New York Limited Liability Company Law is not applicable to the proposed transaction. While the proposed transaction is described as a consolidation in the Form S-4 prospectus, this is a general description of the transaction and not a statement as to its legal form. The transaction is, in fact, an asset transfer to the operating partnership and not a statutory consolidation. Under Section 1001 of the New York Limited Liability Company Law, a consolidation means a procedure in which two or more limited liability companies or other business entities consolidate into a single limited liability company or other business entity that shall be a new limited liability company or other business entity to be formed pursuant to the consolidation, and Sections 1002-1004 set forth the procedures and effects of statutory mergers and consolidations. These procedures include filing a certificate to combine the entities legally, none of which apply to the current transaction. The proposed transaction is not being effected under these sections and therefore the appraisal right and other provisions of Article X are not applicable.

Furthermore, the participants are not members who can assert an appraisal right. Under Section 1002, if it were applicable, the appraisal right would not apply if a member voted in favor of the consolidation. However, for the consolidation to be acted on, the agents as members must vote in favor of the consolidation, which automatically withdraws any notice of dissent under Section 1002. While the agents owe fiduciary duties to the participants, we do not believe that any fiduciary obligation would affect the actions of the agents with respect to appraisal rights. For the foregoing reasons, we do not believe that any additional disclosure is required.

Recommendation and Fairness Determination, page 149

46.	We note your added disclosure on page 149 where you state that, “[i]n considering fairness, the supervisor also took into account the proposed terms of the compensation payable to persons in the Malkin Holdings group by the company after the closing of the consolidation.” We also note your response to comment 22, in which you indicate that the compensation has not yet been finalized. Please disclose generally the proposed terms of compensation that the supervisor took into account when making its fairness determination.

The disclosures under the headings “Summary – The Consolidation – Why the Supervisor Believes the Consolidation is Fair to You” and “Recommendation and Fairness Determination – General” on pages 62 and 166, respectively, of the Form S-4 prospectus have been revised to refer to compensation described under the heading “Management – Executive Compensation” on page 452 of the Form S-4 prospectus. We supplementally advise the Staff that the statement is based on the procedures currently being established to determine the compensation that are designed to provide market-rate compensation and will be revised as necessary to address the compensation established, which will be reflected in a subsequent amendment.

Reports, Opinions, and Appraisals, page 189

47.	Please revise to discuss how the overrides were valued and why. Please also include related discussion in the summary. Please also explain how the valuation method and/or amount was determined to be fair. In addition, please disclose whether the fairness opinion covers the valuation of the override interests.

The disclosures under the heading “Summary – Fairness Opinion” and “Reports, Opinions and Appraisals – Fairness Opinion” on pages 63 and 216, respectively, of the Form S-4 prospectus have been revised as requested.

Operating Leases, page 191

48.	We note your response to comment 96 of our letter dated March 14, 2012. Please further revise your disclosure at the top of page 192 to disclose the allocated exchange value that was attributed to Empire State Building Associates using discounted cash flow analysis. We note the reasons that the supervisor recommended a different method of valuation, but please disclose the “significantly higher” valuation amount that would have resulted under the other analysis. Lastly, please disclose why the discounted cash flow analysis would have resulted in a significantly higher allocation to ESBA and not the other public entities.

We have revised the disclosure under the heading “Reports, Opinions and Appraisals – Supervisor’s Reasons for Representation as to 50/50 Allocation” on page 210 of the Form S-4 prospectus to include a table showing the discounted cash flow analysis and a comparison to the calculation of the exchange value under the analysis used in the consent solicitation/prospectus. This shows how the discounted cash flow analysis resulted in a higher allocation to Empire State Building Associates L.L.C. (“ESBA”) and a lower allocation to the other two-tier entities as a result of the impact of the debt deduction.

Supervisor’s Reasons for Representation as to a 50/50 Allocation, page 192

49.	We note your response to comment 97 of our letter dated March 14, 2012 and reissue in part our prior comment. We note your disclosure in the fourth bulleted paragraph on page 192 that investors in Empire State Building Associates first receive a priority distribution before any income is shared 50/50 between investors in ESBA and investors in Empire State Building Company. In addition, we note your disclosure in the last bullet point on page 195 regarding the original offering documents or operating lease stating to the effect that the operating lease is not a joint venture along with the disclosure in section 2.05, of the sublease between ESBA and ESBC that provides: “The receipt by Sublessor of overage rent shall not be deemed to create any partnership or joint venture between Sublessor and Sublessee.” In light of these disclosures, please clarify here and elsewhere that it is the supervisor’s opinion that that the initial intent was to achieve the economic attributes of a 50/50 joint venture.

The disclosures under the heading “Reports, Opinions and Appraisals – Supervisor’s Reasons for Representation as to 50/50 Allocation” on pages 207 and 211 of the Form S-4 prospectus have been revised to state that the original intent to achieve the economic attributes of a 50/50 joint venture was the intent of the persons who structured and drafted the agreements relating to the two-tier structure. The statement in the Form S-4 prospectus is based on the knowledge of the persons involved in drafting the original agreements and therefore, it is not necessary to state that it is the supervisor’s opinion. We also believe that the disclosures noted in the Staff’s comment are consistent with the statement as to original intent. A priority return to investors who have invested capital is commonly included in arrangements that are economically a 50/50 joint venture. Finally, it should be clear that the language used specifically was to avoid liability exposure for the investors in ESBA, not to prevent the economic equivalent to a joint venture. Statements designed to protect one of the entities from the liability associated with a legal joint venture are not inconsistent with the transaction being structured as economically equivalent to a joint venture.

50.	In the fourth bulleted paragraph, please quantify the annual priority distributions to the passive investors.

The disclosure under the heading “Reports, Opinions and Appraisals – Supervisor’s Reasons for Representation as to 50/50 Allocation” on page 208 of the Form S-4 prospectus has been revised as requested.

51.	We note your added disclosure on page 192 relating to how the two-tier structure was intended to synthesize a joint venture. We also note that, in 2001 when ESBA purchased the fee interest, ESBC declined to participate. Thus, it is not clear to us how this is consistent with your disclosure about the original intent to achieve economic attributes of a 50/50 joint venture. Please revise or advise.

We supplementally advise the Staff that the structure of the ownership arrangements between Empire State Building Associates L.L.C. and Empire State Building Company L.L.C., and the ownership of the Empire State Building, both before and after the purchase of the fee interest by Empire State Building Associates L.L.C., is consistent with the original intent as to the economic attributes of a 50/50 joint venture. When we refer to a 50/50 joint venture, we are referring to a 50/50 sharing after certain fixed priority payments are satisfied – a typical arrangement in a joint venture distribution waterfall. Percentage sharing after such priority payments is also customary in joint venture arrangements. The value of these fixed priority payments is taken into account in determining the exchange values. Prior to the purchase of the fee interest, Empire State Building Associates L.L.C. received basic rent from the operating lessee, from which it paid the ground rent to the owner of the fee interest. By purchasing the fee interest, Empire State Building Associates L.L.C. was able to retain the full basic rent instead of paying a portion of the basic rent as ground rent to the fee owner.

Please note also that, although Empire State Building Associates L.L.C. purchased the fee interest without the participation of the operating lessee, it did offer the operating lessee the opportunity to participate in such purchase – an offer consistent with conduct which is typical (and sometimes required) among members of a joint venture and would generally not be typical in a landlord-tenant relationship.

52.	Please revise the added disclosure in the bulleted paragraph at the top of page 193 regarding the residual interest to state that ESBA is entitled to 100% of the value of the reversionary interest upon termination of the lease. We also note your disclosure about the residual interest not having any material additional value. However, the disclosure made in the proxy statement, dated September 14, 2001, when the supervisor solicited the consent of investors in the Empire State Building Associates to purchase the fee title position seems inconsistent with this disclosure. The proxy enumerated advantages to ESBA if it were to purchase fee title, one of which was that it would “substantially increase the value of [the participants’] investment.” The proxy also stated that the “ownership of the fee title [would] convert Associates’ wasting leasehold into a permanent asset.” Please revise this disclosure accordingly or advise.

We have revised the bulleted paragraph under the heading “Reports, Opinions and Appraisals – Supervisor’s Reasons for Representation as to 50/50 Allocation” on page 208 of the Form S-4 prospectus to state that each subject LLC (not only ESBA) is entitled to 100% of the value of the residual interest on termination of the operating lease. We supplementally advise the Staff that the disclosures in the proxy statement that are referred to in the comment are not inconsistent with our statements in the Form S-4 prospectus. In making the purchase, Empire State Building Associates L.L.C. received the benefit described in response to Comment 51 by eliminating the ground rent payments and increasing the portion of the basic rent that it retained. Empire State Building Associates L.L.C. also received other benefits. Prior to purchasing the fee interest, all that it owned was a lease position without either ownership of the fee interest or ability to operate the property. The fee owner, because it owned only a leased-fee position which entitled it to fixed rent for over 75 years, did not have an incentive to extend any investment or cooperation (in financing or improvements or other matters) because it would not participate in any resulting profits. By acquiring the fee interest, Empire State Building Associates L.L.C. consolidated its position to have the power to agree with the operating lessee to effect financing and improvements to improve property performance and profit to the direct benefit of Empire State Building Associates L.L.C. In addition, its purchase eliminated the ownership of a superior interest by a third-party who had been adversarial in litigation and thereby eliminated the risk of the termination of its estate by a hostile third party and/or the cost of defending and resolving disputes with such third party. While Empire State Building Company L.L.C. may have also benefited from certain of these actions, it does not affect the accuracy of the statements or their consistency with the disclosures in the Form S-4 prospectus.

53.	Please revise the third bullet point on page 193 to clarify that there is no legal impediment to the subject LLCs separately selling their interest in the property without the consent of the operating lessees, if true. Similar language appears in the third paragraph on page 22 and the last full paragraph on page 126.

The bullet point under the heading “Reports, Opinions and Appraisals – Supervisor’s Reasons for Representation as to 50/50 Allocation” on page 208 of the Form S-4 prospectus has been revised to clarify that the subject LLC, as lessor, has the right to sell its interests in the property without the operating lessee’s consent, but that such sale would be subject to the operating lease. Additionally, similar language appearing under “Summary – Background of and Reasons for the Consolidation – The Subject LLCs, the Private Entities and the Management Companies” on page 27 of the Form S-4 prospectus and the disclosure under the heading “Background of and Reasons for the Consolidation – Background of the Subject LLCs” on page 138 of the Form S-4 prospectus has been revised.

54.	We note your response to comment 104 regarding the $60,500,000 debt obligation attributed only to ESBA. Please include a brief discussion of this under this subsection.

The disclosure under the heading “Reports, Opinions and Appraisals – Supervisor’s Reasons for Representation as to 50/50 Allocation” on page 209 of the Form S-4 prospectus has been revised as requested.

55.	We note your added disclosure on page 194 regarding the supervisor’s reasons for belief that the sharing ratio in the preliminary draft valuation was inappropriate. Please provide appropriate balancing disclosure by making revisions to the following sections:

•	(a) Qualify that this statement represents the supervisor’s belief.

•	(b) Clarify the transactions to which you are referring.

•	(c) Explain in greater detail why the supervisor believes the draft allocation overvalued the residual value.

Bullet points (b) and (c) under the heading “Reports, Opinions and Appraisals – Supervisor’s Reasons for Representation as to 50/50 Allocation” on page 211 of the Form S-4 prospectus have been revised as requested. Bullet point (a) has been revised in accordance with the response to comment 49.

Fairness Opinion, page 199

56.	We note the statement in the second paragraph on page 199 to the effect that the fairness opinion with respect to the individual participation interests is a legal conclusion, rather than an economic conclusion. Please advise us as to the import of this paragraph. If the fairness opinion is a legal conclusion, please describe the qualifications of the independent valuer to make this determination. Furthermore, it does not appear appropriate to characterize this as a fairness opinion of a financial advisor if it is not speaking to fairness from a financial point of view.

Please note that the disclosure under the heading “Reports, Opinions and Appraisals – Fairness Opinion” in the second paragraph on page 216 of the Form S-4 prospectus was not intended to reflect a legal conclusion, and the disclosure and draft opinion letter have been revised in response to the Staff’s comment by deleting the phrase noted by the Staff.

57.	Please clearly disclose who determined the amount of consideration payable to the participants. See Item 911(a)(2)(v).

The disclosure under the heading “Reports, Opinions and Appraisals – Fairness Opinion” on page 216 of the Form S-4 prospectus has been revised as requested.

58.	Please include the disclosure required by Item 911(b)(1)(ii)(C).

The disclosure under the heading “Reports, Opinions and Appraisals – Fairness Opinion” on page 216 of the Form S-4 prospectus has been revised to include such disclosure, which is already included under the heading “Recommendation and Fairness Determination – Material Factors Underlying Belief as to Fairness.”

59.	Please discuss whether the independent valuer took into account the effects of the IPO upon the consolidation in connection with its fairness opinion. These effects would include the use of proceeds from the IPO and any dilution to the participants’ holdings of common stock in the company. Also revise accordingly the supervisor’s recommendation and fairness determination beginning on page 149.

The disclosure under the heading “Reports, Opinions and Appraisals – Fairness Opinion” on page 216 of the Form S-4 prospectus has been revised as requested.

Our discussion of the reasons for the supervisor’s recommendation and fairness determination under “Recommendation and Fairness Determination – General” on page 166 of the Form S-4 prospectus has been revised to address the supervisor’s belief as to the benefits from the IPO. The supervisor does not believe that it is necessary to address the dilution from the IPO, because the IPO, while it will reduce the percentage interest of participants, will not dilute their interest because the Company will receive proceeds through the sale of Class A common stock at a market price.

Summary of Materials Considered and Analysis Performed, page 200

60.	We note your response to comment 102 of our letter dated March 14, 2012. Please revise your document to disclose all projections that are materially related to the transaction, whether with respect to the final or preliminary valuations.

The projections on which the preliminary valuations and draft fairness opinion described in the Form S-4 prospectus have been included in the Form S-4 prospectus as Appendix C.

Exchange Value and Allocation, page 203

61.	We note that you have deleted the following phrase from this section: “The independent valuer believes that basing such allocations on the value of net assets contributed is fair from a financial point of view.” Please tell us why you have deleted this phrase. If the allocation is not based on the value of net assets contributed, please disclose this explicitly.

We respectfully advise the Staff that the Company has been informed by the independent valuer that the phrase was deleted not because the allocations were not based on the net assets contributed, but rather because the sentence as drafted might be incorrectly interpreted to imply that a fairness opinion was being rendered with respect to the method of making the allocations rather than on the amounts that were allocated. We do not believe that the language that was deleted is necessary to describe the scope of the fairness opinion.

Substantial Benefits to the Supervisor and its Affiliates, page 226

62.	We note your response to comment 18 of our letter dated March 14, 2012, as well as your disclosure beginning on page 226 relating to the conflicts of executives of the supervisor in respect of their employment and benefits arrangements with the Company. We also note your belief that no further disclosure is necessary with respect to Item 905(b)(5). Please confirm, if accurate, that no steps will be taken to resolve any material conflicts that may arise between the interests of the sponsor or general partner and the interests of investors in the successor as a result of the compensation and distribution arrangements described in this section. Refer to Item 905(b)(5).

The disclosure under the heading “Conflicts of Interest – Supervisor” on page 245 of the Form S-4 prospectus has been revised to address the steps being taken to resolve material conflicts.

Comparison of Ownership of Participation Interests and Shares of Common Stock, page 234

63.	Please tell us how you determined that the charter, bylaw or similar provisions that will become applicable as a result of the consolidation do not need to be set out as separate proposals in your consent solicitation statement and form of consent. Refer to the Fifth Supplement to the Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations (published September 2004). Please also expand this section to provide more detail with respect to the actual terms of the securities, as set forth in the charter, bylaws and applicable state law. Your current comparison focuses on the nature of the investment and the distributions with respect thereto.

In response to the Staff’s comment, the Company advises the Staff that it does not believe that there are any charter provisions that are required to be set out separately under Rule 14a-4(3) of the type intended to require a separate vote under Rule 14a-4(a)(3) and The Division of Corporation Finance Manual of Publicly Available Telephone Interpretations (Fifth Supplement, September 2004) (the “Fifth Supplement”).

Rule 14a-4(a)(3) requires that the form of proxy “identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters.” (emphasis added). The rights of stockholders of the Company after the consolidation are not “intended to be acted upon” by the participants since the participants’ consent is only required to be obtained to the extent of the specified actions under the participating agreements (which is the transfer of each subject LLC’s property to the operating partnership and does not include amendments to the underlying governing instruments of the subject LLC).

The Fifth Supplement states that “examples of affected charter and bylaw provisions that generally would be required to be set out as separate proposals in merger and acquisition transactions include corporate governance-related and control related provisions.” Specifically, the Fifth Supplement gives as example of these type actions, “classified or staggered boards, limitations on the removal of directors, supermajority voting provisions, delaying the annual meeting for more than one year, elimination of ability to act by written consent, and/or changes in minimum quorum requirements.” All of these are proposals designed to limit the ability of stockholders to participate in corporate governance matters. The charter of the Company does not include any of the provisions of the type given as examples in the Fifth Supplement. The charter is typical of a newly-organized real estate investment trust. The Company advises the Staff that, in many respects, the provisions related to corporate governance and control which the participants will be subject to after the consolidation are more beneficial to participants than the corresponding provisions that are currently applicable to them.

Under the operating agreement and participating agreements for the subject LLCs, the participants are not involved in management of the subject LLCs and do not have typical governance rights of shareholders, such as the ability to elect directors. The participants are not members of the subject LLCs, but only hold participation interests in the membership interests held by agents. The only rights that participants have is to consent, by a supermajority vote, to certain major decisions relating to the property owned by the applicable subject LLC (i.e., a transaction affecting substantially all of the subject LLC’s assets), where the consent of participants is required. The entities participating in the consolidation have a number of different governance structures and the ability to own interests in an entity with a modern corporate governance structure is a central part of the transaction and cannot be viewed as a separate matter from the consolidation.

Further, the Commission noted in SEC Release 34-31326, which adopted the relevant language in Rule 14a-4(a)(3) that the intended purpose of the amendments to Rule 14a-4 was to allow stockholders to communicate to the board of directors their views on each of the matters put to a vote.

As described under the heading “Comparison of Ownership of Participation Interests, Operating Partnership Units and Shares of Common Stock – Voting Rights” on page 270 of the Form S-4 prospectus, with some exceptions, the participants in the subject LLCs have voting rights only on the sale, mortgage or transfer of the interest in the property, modification of the existing lease on the property held by the subject LLCs or entry into a new lease affecting the same. In particular, the participating agreements do not require that the agents receive the consent of the participants to amend the governing instruments of the subject LLC. The changes which are being proposed expand the rights of participants to participate in corporate governance and could be adopted by the agents with respect to the subject LLC’s current organizational documents without the participants’ approval. Accordingly, the Company believes that the facts in this situation are within the intent of the Staff as expressed in the Fifth Supplement, and, as described in the Fifth Supplement, unbundling the provisions into different proposals is not required.

In further response to the Staff’s comment, the Company advises the Staff that the disclosure under the heading “Comparison of Ownership of Participation Interests, Operating Partnership Units and Shares of Common Stock” beginning on page 252 of the Form S-4 prospectus has been expanded to provide more detail with respect to the actual terms of securities.

Accordingly, the Company believes that unbundling of the provisions in question into different proposals is not required in this situation.

Revocability of Consent, page 255

64.	We note your response to comment 109 of our letter dated March 14, 2012. Please disclose how and when the consents will become effective to take the corporate action under applicable state law.

The disclosure under the heading “Voting Procedures for the Consolidation Proposal and the Third-Party Portfolio Proposal – Required Vote for the Consolidation Proposal and the Third-Party Portfolio Proposal and Other Conditions” on page 285 of the Form S-4 prospectus has been revised as requested.

65.	Please disclose your authority for declaring the consents irrevocable within the time frame described in the document. We note disclosure that the supervisor can hold consents until all necessary consents have been obtained. In your response, refer to Section 407(b) of the New York Limited Liability Company Law and the fiduciary duties of the agents to the holders of participation interests.

We respectfully advise the Staff that the Company does not believe that your reference to the disclosure that the supervisor holds consents until all necessary consents are received is correct. As disclosed under the heading “Voting Procedures for the Consolidation Proposal and the

Third-Party Portfolio Proposal – Required Vote for the Consolidation Proposal and the Third-Party Portfolio Proposal and Other Conditions,” on page 285 of the Form S-4 prospectus; the consents may be revoked at any time until the required supermajority consent has been received or the 60th day after the date of the Form S-4 prospectus, if later. This date is not inconsistent with Section 407(b) of the New York Limited Liability Company Law, which requires that that no written consent shall be effective to take the action referred to therein unless, within 60 days of the first consent delivered, written consents signed by a sufficient number of members to take the action are delivered. Section 407(b) applies only to the members of the subject LLCs. All of the agent/member consents will be provided within 60 days of the first consent from an agent/member. The members are the agents for the participants, not the participants. In other words, participants are not members of the LLCs. The consent of the participants is governed by the participating agreement, which could be deemed to be governed either by contract law or partnership law. In either case, there is no restriction on when a consent is effective under applicable law. While the agents owe fiduciary duties to the participants, we do not believe that any fiduciary obligation would affect treating the consents in this manner.

Results of Operations, Page 277

Year ended December 31, 2011 Compared to Year Ended December 31, 2010, page 277

Other Income and Fees, page 270

66.	You state that the decrease was partially offset by $5,178 of income received as a voluntary reimbursement of legal expenses previously incurred by the company of which $5,021 was from the Helmsley estate. Please tell us what consideration you gave to accounting for the reimbursement from the Helmsley estate as a capital contribution. Tell us how you considered the Helmsley estate’s relationship with the predecessor, including its voting and economic interests in the combined entities. Also, clarify the accounting guidance that you considered and relied upon.

We respectively advise the Staff that to be included in the consolidation are seven properties that are supervised by Malkin Holdings that were once managed by Helmsley-Spear. The Helmsley family was the principal owner of Helmsley-Spear until 1997. After the divestiture, the service provided by Helmsley-Spear deteriorated and Malkin Holdings commenced an action to terminate Helmsley-Spear as managing agent of the properties with the intention of replacing it with a competent managing agent. During the period from 1998 through 2006, Malkin Holdings, which is also included in the Predecessor, incurred approximately $14.7 million in legal fees and other costs (excluding accrued interest) related to arbitration to remove Helmsley-Spear. The legal fees were incurred to benefit each of the properties whose managing agent was Helmsley-Spear. The legal fees were paid by Malkin Holdings (of which the Helmsley estate has no ownership interest), not by the property owning entities that were then managed by Helmsley-Spear. These costs were expensed by Malkin Holdings in the periods in which they were incurred, which were prior to the periods presented in this filing. During 2011, the Helmsley estate (unrelated to Helmsley-Spear after 1997) agreed to directly reimburse Malkin Holdings for its allocable share of costs it had previously paid of approximately $5.0 million that represented the Helmsley estate’s aggregate proportional amount of these costs (plus interest) allocated to the ownership interests of the Helmsley estate in the entities that were the subject of litigation involving the removal of Helmsley-Spear as managing agent. This reimbursement was not paid to the actual entities in which the Helmsley estate has an ownership interest. Accordingly, at the date paid, the payment does not represent capital contributions to the partnership for which the Helmsley estate has an interest.

We viewed this reimbursement as a gain contingency in accordance with ASC 450-30-25-1 that in effect, represented a reimbursement of expenses previously incurred by Malkin Holdings related to the previously settled litigation with Helmsley-Spear and, accordingly only recorded the gain upon final settlement and receipt of the funds from the Helmsley estate.

Supplementally, we note for the Staff that on a fully diluted basis, assuming the IPO is completed at the amounts as reflected in our pro forma financial statements, the Helmsley estate will not be the principal stockholder of the Company. Additionally, the Helmsley estate will have no (ii) affiliate who will be part of our executive management team, (ii) board representation or (iii) other special voting privileges. As a result, we do not view the Helmsley estate as being a principal stockholder that would warrant their agreement to reimburse us for the costs of the litigation that was entered into to allow us to remove Helmsley-Spear as our managing agent as a capital contribution.

Cash Flows, page 290

Comparison of year Ended December 31, 2011 to Year Ended December 31, 2010, page 290

67.	Please revise your discussion of changes in cash flows from operating activities to address the changes with impacted cash flows from operating activities. It appears the decrease is primarily due to working capital changes, and a reduction in net income, exclusive of accrued overage rent.

The disclosure has been revised under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Cash Flows” beginning on page 323 of the Form S-4 prospectus and under the heading “Management’s Discussion and Analysis of Financial Condition and Result of Operations – Cash Flows” beginning on page 115 of the Form S-11 prospectus to further expand on the changes in operating cash relating to working capital changes. We respectfully advise the Staff that when comparing the year ended December 31, 2011 to the year ended December 31, 2010, there was not a significant change in net income, exclusive of overage rent and equity in net income of non-controlled entities.

Unaudited Pro Forma Financial Information, page F-4

68.

On page 278, you state that the 2011 projects include revenue of (i) $16,196 from new construction of residential apartments and a residential parking garage at a development site adjacent to the company’s entitled land in Stamford, Connecticut that will not be contributed to the company in the consolidation and (ii) $22,463 from the construction of two middle schools in Connecticut. Please clarify if you made any adjustments to the pro forma financial statements for the projects that will not be contributed and clarify if there are any other projects or results included in the pro forma statements that will not be contributed.

We respectfully advise the Staff that the pro forma financial income statement has been prepared in accordance with Article 11 and reflects information adjusted “as if” the transaction had occurred at the beginning of the period presented. Accordingly, no adjustments were made to the pro forma financial statements for our construction revenues. Our reference to the assets that will not be contributed to the Company in the consolidation only refers to the assets which will be distributed to the owners prior to the consummation of the formation transactions. We will continue to perform construction services through our taxable REIT subsidiary after completion of the consolidation and IPO, including the remaining work, if any, for the completion of the projects discussed in your comment. We believe the pro forma financial statements reflect all those items with a continuing impact.

69.	Please tell us how you have complied with all of the pro forma requirements in Item 914 (c) of Regulation S-K.

We respectfully advise the Staff that the pro forma requirements of 914(c) of Regulation S-K require the following:

(1) Balance Sheet as of the later of the end of the most recent fiscal year or the latest interim period;

We included a pro forma balance sheet as of March 31, 2012.

(2) Statement of Income (with separate line items to reflect income (loss) excluding and including the roll-up expenses and payments), earnings per share amounts, and ratio of earnings to fixed charges for the most recent fiscal year and the latest interim period;

We included a pro forma statement of income for the year ended December 31, 2011 and three months ended March 31, 2012, which included the pro forma basic and diluted earnings per share (not to be completed until later filings).

When we initially planned the IPO, we were cognizant that the successful completion of the IPO would require a series of steps in order for the individual property owning entities to be either merged into or acquired by the REIT. As the ultimate goal of this process was solely the completion of the IPO, we considered each of the steps, including the consolidation, a necessary and required component to complete the IPO. Accordingly, we have not categorized any of the costs of completing the IPO as specific consolidation expenses. Rather we have allocated the aggregate costs of completing the IPO to each of the participating entities. In this way the costs of the IPO are borne by the entities individually. For those entities that are part of the combined Predecessor, these costs (see response to comment 77) have been deferred and will be treated as a reduction of the proceeds raised in the IPO. For the non-controlled entities these costs have been expensed currently on their statements of operations as costs that they incurred which were necessary for them to be acquired. For the non-controlled entities, the Predecessor has recorded through our equity in net income our proportionate share of these acquisition expenses. Upon completion of the IPO, the Company has agreed to reimburse each of the entities that are participating in the IPO the costs that they have been allocated. At that time, the Company will account for the reimbursed costs as an acquisition cost to the Company for acquiring the non-controlled entities. As a result, we have not separately included a line item for the costs of the consolidation as this item does not apply.

As required by Rule 914 (c) – 2 of Regulation S-K, we have now included the ratio of earnings to fixed charges for the year ended December 31, 2011 and three months ended March 31, 2012.

(3) Statement of Cash Flows for the most recent fiscal year and interim period; and

We included a statement of cash flows for the year ended December 31, 2011 and three months ended March 31, 2012.

(4) Book value per share as of the later of the most recent fiscal year or the latest interim period.

As required by Rule 914 (c) – 4 of Regulation S-K, we have now included the pro forma book value per share as of March 31, 2012 (amounts to be computed in later filings).

1. Adjustments to the Pro Forma Condensed Consolidated Balance Sheet (in thousands except per share amounts):, page F-14

Adjustment (C), page F-14

70.	We have reviewed your response to comment 124 of our letter dated March 14, 2012, and we reissue the original comment. Please further clarify and expand your disclosure in footnote (9) to explain how you determined the fair value of the Predecessor’s existing ownership interest. Also, cite the accounting guidance you relied upon.

The disclosure has been revised on page F-19 of the Form S-4 prospectus and on page F-14 of the Form S-11 prospectus to clarify that the Predecessor’s existing ownership interest at fair value was determined based on the preliminary aggregate exchange values of the Predecessor’s non-controlling interests as determined by the independent valuer.

We respectfully advise the Staff that we applied the provisions of ASC 805-10-25-10 whereby if the acquirer owns a non-controlling interest in the acquiree immediately before obtaining control, the acquirer must re-measure that investment at fair value as of the acquisition date and recognize the resulting gain or loss, if any, in earnings.

71.	We note your response to comment 122 of our letter dated March 14, 2012. Please clarify if you have now appropriately included the above-or-below market intangibles related to the broadcast license in the pro forma financial statements.

We respectfully advise the Staff that based on immateriality the pro forma financial statements continue to exclude the above-or-below market intangibles related to the broadcast licenses due to the estimated values being less than 1% of the total fair value allocation. In our final purchase price allocation we will record such intangibles at their final determined amounts. For purposes of the pro forma financial statements, we do not believe it is likely that the judgment of a reasonable person relying upon our financial statements would change or be influenced by the inclusion of adjustments for the additional intangible lease liabilities and related amortization and related property carrying amounts and related depreciation expense.

72.	Please clarify how you consider fixed rate renewal periods, if any, when determining the appropriate amortization period for below-market lease intangibles.

We respectfully advise the Staff that we performed an analysis on a lease-by-lease basis to determine the likelihood that the tenant under each such lease would exercise its option for the fixed rate renewal periods. To the extent leases have renewal rates that are more than 10 percent below the fair market rent estimate during the renewal period, such leases would be considered by us to be below-market lease intangibles although we would also consider qualitative factors such as (i) the nature of the business of the tenant and the extent to which this business was compatible with the property it occupied and (ii) the quality of the tenant (including the tenant’s long term business prospects). The portion of the values of the leases associated with below-market renewal options that are likely to be exercised are amortized to rental income over the respective renewal periods. As of the date of our preliminary analysis, there were renewal options included in some of our tenant leases; however, the renewal options either required a market rent or if fixed rates the amount of any bargain renewal was below the ten percent threshold and not deemed economically compelling.

73.

In your response to comment 125 of our letter dated March 14, 2012, you describe how you determined the applicable market rent for determination of the amount of settlement gain on the termination of the operating lease with ESBC. It is still unclear to us how you determined the appropriate market rate to use in your calculation. You state in footnote (11) on page F-16 that you used a current market rate for similar arrangements; in light of the unique terms of the lease with ESBC, please clarify how you determined that the market information for office properties in Manhattan that you utilized is comparable. Discuss the general terms of the leasing arrangements that you used and compare to the ESBC lease. For example, you discuss throughout the filing the significant control granted to the operating lessee through the ESBC lease as well as the extended term of the lease.

As noted in our response to comment 75, we respectfully advise the Staff that the settlement gain on termination of the operating lease with ESBC was determined by our independent valuer. The settlement gain was determined by comparing the estimated current market rent to the pre-existing contractual rent under the operating lease between one of the Predecessor entities and ESBC. The independent valuer estimated current market rent for the remaining term of the ground lease as follows:

•	the estimated fair value of the land was determined based on the opinion of the independent valuer which performed a comparable sales analysis.

•	a survey of three recent net leased property sales in Manhattan which were of a similar class to ESBC indicated market rental rates ranging from 3.71% to 4.60%.

•	a broker opinion (i.e., a market participant) indicated that rental rates range from 4% – 7% of land values for both office and multi-family properties that are long-term ground leased.

•

based on market research, it has been determined that for travel and tourist business operations that rely heavily on the leased real estate – such as hotels, casinos, ports, and theme parks (other high customer driven rental operations) – ground rent involves a percentage of the operators’ revenue and for hotels the rate ranges from 4% to 7%; therefore, an assumption was made that a market participant would require additional rent of 5% from ESBC’s projected income attributable to the observatory operations.

•

an estimated year one ground rent of 4.5%, plus the 5% of ESBC’s projected year one income attributable to the observatory operations, yielded an aggregate market rate of 4.8%, which is slightly above the range of the capitalization comparables without percentage rent and at the low end of the range of the broker opinion.

As noted in our response to comment 75, we believe the terms of the ESBC lease are materially consistent with the terms of any typical Manhattan ground lease or other triple net leased property with a contingent rent feature. Rather what is unique is the fact that by acquiring the equity interest in the non-controlled entities and terminating the operating lease, we are entitled to 100% of the economic benefit of operating the observatory. We believe the high customer volume generated by the observatory, one of the most well-known New York City tourist attractions, warrants assigning a premium to the market rental rate, yielding an all-in rate of 4.8%. See our response to comment 75 for a discussion on why we believe the terms of the ESBC and 501 Seventh Avenue leasing arrangements are materially consistent with the terms of any typical Manhattan ground lease or other triple net leased property with a contingent rent feature.

74.	Furthermore, you state in response to comment 125 of our letter dated March 14, 2012, that you made additional adjustments to the estimated market rent to account for the positive impact that the observatory operations have on the value of the lease position. Please expand on what is meant by “high customer driven rental operations,” and tell us how you determined that using market rate information of operations like casinos is appropriate for your arrangement. It appears there may be significant differences in these industries, for example, due to economic or regulatory factors, among others.

We respectively advise the Staff to please see our response to comment 73.

75.	We note your response to comment 123 of our letter dated March 14, 2012. You state that you do not believe that either of the sublease contracts granted an intangible asset or any other right to ESBC or 501 Seventh, other than the typical right that a tenant has to use a leased asset under an operating lease. We note that this statement is inconsistent with your discussion of these operating leases throughout your filing. For example, you highlight the absolute control granted to the operating lessees which impacts the lessors’ ability to operate, improve, finance, and sell the property. Thus, we continue to question whether this transaction represents a reacquisition of a previously granted right as detailed in ASC 805-20-25-14. Please provide us with a revised analysis.

We respectfully advise the Staff that we believe the terms of our subleases are materially consistent with the terms of any typical Manhattan ground lease or other triple net leased property with a contingent rent feature. The rights granted by us to the sublessees are not atypical of comparable rights granted to ground lessees in similar ground leases. In fact, we have been granted a similar amount of control pursuant to the leases in which we are the lessee. As an example, we note that the ground lease with 112-1400 Trade Properties, LLC (a third party lessor) provides the operating lessee, 112 West 34th Street Associates, LLC (the entity that owns 112-122 West 34th Street, one of our option properties), with the ability to make all decisions relating to the operations of the property.

References made by us in the Form S-4 and Form S-11 regarding “absolute control” were not meant to convey any legal or accounting concepts. Rather, these disclosures were intended to convey the fact that we, similar to other ground lessors, do not have rights relating to the operations of the properties, and that, due to the contractual provisions of the operating leases and each LLC’s ability to take timely advantage of favorable opportunities, including financings and sales, is limited, unless the operating lessee also agrees to such action.

We further note that in view of the fact that the subject LLCs own the interests in the properties, but the operating lessees operate the properties, the supervisor believes that, unless the operating lessee joins with the corresponding subject LLC in a sale or financing of the property, such a sale or financing would not maximize the value of the such subject LLC’s interests in the property. We respectfully refer the Staff to the section entitled “Summary—Benefits of Participation in the Consolidation” beginning on page 33 of the Form S-4 prospectus where this is further discussed.

We note that the guidance in ASC 840 states that the classification of a lease is determined at lease inception and should not be changed as a result of a business combination and as such, the acquiree’s classification of its leases is not reconsidered in a business combination unless the agreement is modified as part of the acquisition and is deemed a new lease under the guidance in ASC 840-10-35-4.

We supplementally advise the Staff that we do not believe ASC 805-20-25-14 applies to our situation. We believe the subleases should be accounted for in accordance with the recognition principles in ASC 805-20-25-11 through 25-13 and ASC 805-20-30-5 and are subject to the fair value model, thereby requiring an assessment be performed as to whether the underlying lease has an inherent value (e.g., in-place lease value) or provisions that are off-market, favorable or unfavorable, given market conditions that exist on the date of the acquisition and the terms and conditions of the existing lease.

Since we intend to settle the subleases at the time of the formation transaction, we believe ASC 805-10-55-30 illustrates the measurement and recognition concepts of accounting for preexisting executory contract relationships between parties to a business combination. Specifically, the gain or loss on settlement of these executory contracts must be determined based on the lesser of the amounts by which the leases are favorable to us at the time of acquisition or the stated settlement provision. There are no settlement provisions in our subleases. Accordingly, we engaged our independent valuer to provide an estimate of the amounts by which the subleases are either favorable or unfavorable to us at the time of acquisition. For the ESBC sublease, our independent valuer determined that the current market rent would be less than the pre-existing contractual rent under the operating lease between one of the Predecessor entities and ESBC. Accordingly, upon elimination of the leasehold position and the related liability for the above-market lease, we will be recording an estimated gain reflecting the aggregate fair value of this arrangement of approximately $140 million upon our acquisition of the equity interests in ESBC. For the 501 Seventh Avenue sublease, our independent valuer determined that the current market rent would be in excess of the pre-existing contractual rent under the operating lease between one of the Predecessor entities and 501 Seventh Avenue. Accordingly, upon elimination of the leasehold position and the related asset for the below-market lease, we will be recording an estimated loss reflecting the aggregate fair value of this arrangement of approximately $6.4 million upon our acquisition of the equity interests in the 501 Seventh Avenue. The net amount of approximately $133.9 million has been reflected as an increase in pro forma stockholders’ equity on the Pro Forma Balance Sheet as of December 31, 2011.

Empire State Realty Trust, Inc. Notes to Consolidated Balance Sheet, page F-26

Note 3. Commitments and Contingencies, page F-27

Litigation, page F-28

76.	Please expand your disclosure to comply with the requirements of ASC 450-20-50 including disclosure of an estimate of the reasonably possible range of loss or a statement that such an estimate cannot be made.

The disclosure has been revised on pages F-70 and F-99 of the Form S-4 prospectus and on pages F-70 and F-86 of the Form S-11 prospectus to clarify that a loss accrual has not been provided for in the historical financial statements because we believe the actions are without merit and any potential for loss cannot be reasonably estimated at this time.

Empire State Realty Trust Predecessor Combined Statements of Cash Flows, page F-39

77.	We have reviewed your response to comment 126 of letter dated March 14, 2012 and your revised disclosures. Please provide us with a more detailed discussion of these costs, formerly referred to as portfolio planning costs, and tell us how you determined that none of these costs are acquisition-related costs, rather than offering costs. We note that these costs include accounting, legal, and professional fees; explain in more detail the type of services received in exchange for these fees.

We respectfully advise the Staff that we applied the guidance in SAB Topic 5A, which indicates that “Specific incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering” as a reduction of additional paid-in-capital. Such costs represent expenses that were incurred in order to effectuate the IPO (exclusive of management salaries or other general and administrative expenses which in accordance with Topic 5A may not be allocated as costs of the offering).

Because the costs incurred to complete the IPO, with all of the necessary steps including the consolidation, benefited all of the entities participating in the consolidation, we determined that the most reasonable method of having each entities’ owners bear their fair share of such costs was to allocate these costs to the respective entities on a relative basis based upon each entity’s preliminary equity values to the overall preliminary exchange value as determined by our independent valuer.

Acquisition-related costs, which differ from offering costs, are costs incurred to effectuate the business combination, which occurs as each non-controlling entity is being acquired as part of the consolidation. The costs allocated to the non-controlling entities have been expensed on their individual financial statements as costs of being acquired. Upon completion of this IPO, the Company has agreed to reimburse each of the entities that are participating in the IPO the costs that they have been allocated. At that time, the Company will account for the reimbursed costs as an acquisition cost to the Company for acquiring the non-controlled entities.

As we have disclosed under the heading “Exchange Value and Allocation of Operating Partnership Units and Common Stock – Derivation of Consolidation Expenses” on page 238 of the Form S-4 prospectus, as of March 31, 2012 we have incurred approximately $41.2 million of such costs. Of this amount $19.8 million has been deferred by the Predecessor as a cost of the offering. The remaining $21.5 million has been expensed on the statement of operations on the financial statements of the non-controlled entities and the option properties, as costs that they have incurred which were necessary for them to be acquired. For the non-controlled entities, the Predecessor has recorded through our equity in net income the proportionate share of these acquisition expenses.

As discussed under the heading “Chronology of the Consolidation” beginning on page 143 of the Form S-4 prospectus, when we began to investigate the feasibility of such a consolidation and IPO, we retained selected firms as counsel, accountants, investment bankers and valuation firm. The types of services provided in exchange for these fees include the following:

•	Accounting fees – Additional accounting fees incurred to prepare and audit the U.S. GAAP financial statements of the Company.

•

Legal fees – assistance complying with all applicable federal and state securities laws and regulations, reviewing and revising existing contractual obligations, preparing the prospectus and registration statement, etc.

•

Appraisals – determination of the exchange values of the subject LLCs, private entities, and the management companies, and the allocation of such values among the participants and the holders of the override interests in accordance with each subject LLC’s organizational documents.

•	Solicitation, printing and mailing, pre-formation costs – additional services which are customarily only performed in an IPO.

In the event that the IPO is aborted, the offering costs will be expensed.

Form of Consent

78.	We note your response to comment 131 of our letter dated March, 14, 2012 and reissue the comment. Please explain how you determined that investors could be subject to lock-up provisions which they have not seen and you have not disclosed.

We believe that an investor can agree in advance to be bound by the lock-up agreement, as subsequently modified. However, in order to address your comment, the consent will be revised to provide that the investor is agreeing to the lock-up agreement in the form attached as Exhibit G to the contribution agreement, which is attached as Appendix B to the supplement for each subject LLC. Accordingly, the investors will be agreeing to a lock-up agreement in a form seen by them and disclosed.

Exhibits

79.	We note your response to comment 134 of our letter dated March 14, 2012 and we reissue in part our prior comment. We note that throughout the registration statement, you reference the original transaction documents involving the subject LLCs and the operating lessees. Considering the significance of these documents on participants’ understanding of their rights and fairness of the proposed transaction, please file these agreements as part of the registration statement. These agreements would appear to include the original lease agreement and participating agreement.

The original organizational documents, lease agreements and the participating agreements have been filed as exhibits to the Form S-4 Amendment No. 2. These documents have been incorporated by reference, to the extent that they are available on EDGAR and filed with Amendment No. 2, to the extent that they are not available on EDGAR.

80.	We note your disclosure throughout the registration statement regarding the agreement between the Helmsley estate and the supervisor. Please file the agreement as an exhibit or tell us why you believe it is not material to investors.

The agreements between the Helmsley estate and the supervisor relating to the consolidation have been filed as exhibits to the Form S-4 Amendment No. 2.

81.	Comment communicated orally on June 13, 2012 : Specifically address who the accounting acquirer is (the predecessor, the REIT or another entity) and the accounting basis for such determination. If it is the predecessor, we note the predecessor is not a legal entity. Please specify which of the entities that comprise the predecessor is the accounting acquirer and the accounting basis for such determination.

In response to a comment of the Staff communicated orally on June 13, 2012, with respect to the Company’s identification of the accounting acquirer and accounting basis for such determination, we supplementally advise the Staff that we have designated Malkin Holdings, which is included in the Predecessor group, as the accounting acquirer for the reasons set forth below. As disclosed in the Form S-4 and Form S-11 Registration Statements, it is through Malkin Holdings as supervisor of the Predecessor entities, that the Sponsors (Anthony E. Malkin and Peter L. Malkin) and/or their affiliates and family members, control the activities over the Controlled Entities. Accordingly, we have revised our disclosure in the Form S-4 and Form S-11 Registration Statements to clarify that one of the Predecessor entities has been identified as the accounting acquirer.

We acknowledge that the accounting guidance in ASC 805 requires the identification of the acquiring entity for all business combinations that are required to be accounted for using the acquisition method of accounting (i.e., fair value). We have concluded that the Formation Transactions, whereby the Controlled Entities will contribute their assets and liabilities to our operating partnership or our operating partnership’s subsidiaries (collectively, referred to as the “Operating Partnership”) in exchange for shares of our common stock, operating partnership units and/or cash, (i) represent transactions between entities under common control since the Sponsors control a majority interest in each of the Controlled Entities comprising our predecessor, and (ii) do not meet the requirements to be accounted for as a business combination. ASC 805 specifies that common control transactions are not accounted for at fair value – rather, they are generally accounted for at the carrying amount (i.e., historical cost) of the net assets or equity interests transferred. We have further concluded that the contribution of the assets of, or acquisition by merger of, the Non-Controlled Entities (including our Predecessor’s non-controlling interest in these entities) will be accounted for as an acquisition under the acquisition method of accounting and recognized as the estimated fair value of acquired assets and assumed liabilities on the date of such contribution or acquisition since we will obtain control thereby triggering the application of the acquisition model in ASC 805.

Concurrently with the Formation Transactions, we intend to conduct an underwritten initial public offering of our Class A common stock using a typical real estate structure, i.e., a Maryland corporation which will qualify for U.S. federal income tax purposes as a real estate investment trust, or “REIT”. The REIT is a vehicle created and controlled by the Sponsors which will be used to issue equity to public stockholders and will be the continuing entity after the completion of the initial public offering (the “IPO” or “Offering”) and Formation Transactions. The REIT, through its general partner interest, will control the Operating Partnership, which in turn will own a controlling interest in the contributed properties.

In a business combination effected by transferring cash or other assets or by incurring liabilities, the acquirer is usually the entity that transfers the cash or other assets or incurs the liabilities (ASC 805-10-55-11). In a business combination effected primarily through an exchange of equity interests, as is the case in our Formation Transactions, determination of the accounting acquirer should include a consideration of, among other things, which of the combining entities initiated the combination, as well as the relative size of the combining entities (ASC 805-10-55-14). Further, if a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer (ASC 805-10-55-15). ASC 805 retains the concept from SFAS 141 that a Newco must be substantive in order to be deemed the accounting acquirer. Although, Empire State Realty Trust, Inc. is the legal acquirer, we do not believe that Empire State Realty Trust, Inc. is substantive to be deemed the accounting acquirer as it does not have substantive pre-combination activities. Accordingly, we then evaluated which of the combining entities should be identified as the accounting acquirer.

We believe ASC 805 applies to the IPO and Formation Transactions, which is a combination by the Sponsors of entities it controls, plus the acquisition of entities that the Sponsors have agreed to acquire concurrently with the consummation of the IPO. For accounting purposes, this, in substance, requires the contribution of the Predecessor to the REIT to be accounted for at Predecessor basis and the acquisition of the Non-Controlled Entities to be accounted for at fair value as a result of applying purchase business combination accounting.

In performing our analysis to identify the accounting acquirer, we also considered the guidance in ASC Sections 805-10-55-10 through 805-10-55-15 as follows:

a.	ASC Section 805-10-55-10

Paragraph 805-10-25-5 provides that the guidance in the General Subsections of Subtopic 810-10 related to determining the existence of a controlling financial interest shall be used to identify the acquirer in a business combination, except when a variable interest entity (VIE) is acquired. If a business combination has occurred but applying that guidance does not clearly indicate which of the combining entities is the acquirer, paragraph 805-10-25-5 requires the factors in paragraphs 805-10-55-11 through 55-15 to be considered in making that determination.

We do not believe the identification of the accounting acquirer is clear by applying the overriding change in control concept since, even though there will be a “loss in control,” there has not been a change in control because no one individual or group controls the REIT subsequent to the IPO and Formation Transactions and it cannot be presumed that the public shareholders would act as a collaborative group. As such, since the accounting acquirer under ASC 805-10-55-10 is not determinative, we have analyzed the accounting acquirer pursuant to the guidance set forth under ASC 805-10-55-11 through 15.

b.	ASC Section 805-10-55-11

In a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities.

As consideration for contribution of the Predecessor entities to, at the Sponsor’s direction the REIT will issue shares of its Class A common stock and cause the Operating Partnership to issue operating partnership units, as well as assume debt currently encumbering the properties. The REIT will then issue shares of its Class A common stock for cash in the IPO. The cash will be used as set forth under the heading “Use of Proceeds” section on page 67 of the Form S-11 prospectus.

As previously mentioned, we do not believe that the REIT is substantive to be deemed the accounting acquirer as it does not have substantive pre-combination activities.

c.	ASC Section 805-10-55-12

In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. However, in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree. Subtopic 805-40 provides guidance on accounting for reverse acquisitions. Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests, including the following:

a. The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

Holders of operating partnership units that acquire shares of our Class B common stock will have a significant vote in matters submitted to a vote of our stockholders. Each outstanding share of Class B common stock entitles the holder thereof to 50 votes on all matters on which Class A common stockholders are entitled to vote, including the election of directors. It is anticipated that the stockholder group of the Controlled Entities will own an approximate 73% economic interest and the most significant voting interest in the REIT after contribution of the Predecessor entities and acquisition of the Non-Controlled Entities, but before factoring in dilution as a result of the IPO.

The Malkin Family (as defined in the company’s charter) will receive the largest portion of the voting rights in the combined entity which is indicative that one of the Predecessor entities is the accounting acquirer.

b. The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

As noted above, the Sponsors and the Malkin Family will have the most significant voting interest, on a fully-diluted basis, in the REIT post-closing of the IPO. We believe the large minority interest held by the Malkin group is indicative that one of the Predecessor entities is the accounting acquirer. Further, the REIT’s charter contains stock ownership limits prohibiting any person, except for possibly the Malkin Family, from directly or indirectly owning more than a specified percentage in value or number of shares, whichever is more restrictive, of the outstanding shares of the capital stock or more than specified percentage in value or number of shares, whichever is more restrictive, of the outstanding shares of the common stock. As a result, we do not anticipate there will be other large minority interests that come from other stockholder groups following the IPO.

c. The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

Currently, we have one director, Anthony E. Malkin. Upon completion of the IPO and the Formation Transactions, our board of directors will consist of seven members, including the six currently unidentified independent director nominees who will become directors upon completion of the IPO. Our Sponsors will select the initial six independent directors prior to the IPO. Accordingly, we believe our Sponsors involvement in the initial selection of our board of directors is indicative that one of the Predecessor entities is the accounting acquirer.

d. The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

Each of the Predecessor entities is supervised by Malkin Holdings, LLC and that management team will be the Company’s management team upon completion of the Formations Transactions and the IPO. As substantially all of the management team is comprised of the existing management team of the Predecessor, this factor would support one of the Predecessor entities as the accounting acquirer.

e. The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the precombination fair value of the equity interests of the other combining entity or entities.

None of the entities will be paying a premium over the pre-combination fair values of the equity interests of the other combining entities as the equity values are based upon preliminary exchange values as determined by the independent valuer.

d.	ASC Section 805-10-55-13

The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.

The Predecessor entities account for approximately 73% of the Total Exchange Value, and so we evaluated the Predecessor as a group. Rather than look to relative size or premium we determined it would be more meaningful to consider which entity within the Predecessor group exerts control over the Controlled Entities, which in this case is Malkin Holdings. We believe this analysis supports one of the Predecessor entities as the accounting acquirer.

Other Factors Considered:

ASC Section 805-10-55-14 provides consideration of which of the combining entities initiated the combination. The above factors support our conclusion that one of the entities within the Predecessor group be deemed the accounting acquirer. In evaluating the entities within the Predecessor group, we considered that Anthony E. Malkin is the “promoter” in connection with the IPO and both Anthony E. Malkin and Peter L. Malkin are sponsoring the Formation Transactions and IPO. Messrs. Malkin are principals of Malkin Holdings which, in turn, is the supervisor of the entities comprising the Predecessor. As the active manager over the Controlled Entities, we believe that Malkin Holdings would be considered the accounting acquirer.

We thank you for your prompt attention to this letter responding to the comment letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to Larry Medvinsky at (212) 878-8149 or Steven Fishman at (212) 969-3025.

Yours truly,

/s/ Larry Medvinsky
Larry Medvinsky
Clifford Chance US LLP

/s/ Steven Fishman
Steven Fishman
Proskauer Rose LLP

cc:	Anthony E. Malkin

Eric McPhee

Jessica Barberich

Angela McHale

David L. Orlic